Confidential Treatment is requested by Warren Resources, Inc. pursuant to 17 C.F.R. 200.83

FOIA Confidential Treatment Requested

WARREN RESOURCES, INC.

1114 Avenue of the Americas

34th Floor

New York, NY 10036

June 4, 2009

VIA MESSENGER

Mr. Ronald Winfrey

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-7010

Re:	Warren Resources, Inc.
Registration Statement on Form S-3
File No. 333-158127
Filed on March 20, 2009

Dear Mr. Winfrey:

[Note- The information redacted from this letter including the information in the attachment has been provided as confidential supplemental information in a separate letter addressed to Mr. Ronald Winfrey dated even date herewith requesting confidential treatment of such information pursuant to Rule 83 (17 C.F.R. 200.83) and applicable regulations of the Commission Act of 1934 and Rule 101(c)(2) of Regulation S-T (the “Confidential Submission”).]

On behalf of Warren Resources, Inc. (the “Company”), this letter responds to comments made by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above referenced Registration Statement on Form S-3 in the Staff’s letter dated May 14, 2009.  Set forth below are the Staff’s comments in bold type, with each comment followed by the Company’s response.  These responses are provided to you as supplemental information.  Where necessary we have included additional supplemental information as exhibits, as referenced in each of our responses.

Because of the proprietary and competitively sensitive nature of the information requested under Staff’s Comments 1 and 2, the 2007 Williamson Report and the 2008 Williamson Report previously provided, the responses below and the supporting exhibits hereto, all are attached as supplemental information pursuant to a confidential treatment request under Rule 83 (17 CFR 200.83) and applicable regulations of the Commission under Rule 418 of the Securities Act of 1933, as amended, and Regulation C thereunder, Rule 12b-4 under the Securities Exchange Act of 1934 and Rule 101(c)(2) of Regulation S-T. In accordance with these rules, the Company requests that the information hereby submitted and further described below be treated as confidential and not be disclosed to any person pursuant to the Freedom of Information Act or otherwise. In addition, pursuant to Rule 12b-4 under the Exchange Act, we respectfully request that the Commission return all such supplemental information upon conclusion of the Commission’s review to the undersigned at the address noted above.

Confidential Treatment is requested by Warren Resources, Inc. pursuant to 17 C.F.R. 200.83

FOIA Confidential Treatment Requested

Engineering Comments

Business and Properties, Page 4

California Projects, Page 6

1.              Response six in your April 28, 2009 letter states that the Wilmington Townlot Unit’s 2008 production shortfall was due to drilling of fewer wells than forecast for 2008. Public production data from the California Department of Oil and Gas for ten Upper Terminal wells drilled in 2007 indicates an oil cut of 6.5% for 2007 with production at 20 BOPD/well at year-end 2007. This individual well producing rate is only 3 BOPD/well more than that for the entire unit and much less than the peak rates you have forecast. Please explain with technical support how these forecast rates are reasonably certain, given that WTU is a mature waterflood that is well past its peak performance period.

Response:

The waterflood project for the Upper Terminal zone includes re-development on denser spacing with single zone completions using 7 spot patterns similar to programs used in offset units to increase recovery.   Previous development by the prior operator used large patterns with peripheral injectors open in multiple zones.  The current development has the advantage of and potential for better injection control into the specific target interval.

[redacted]

2.              In the same response, you noted the poor performance of WTU wells drilled in the Ranger zone prior to year-end 2007. Please explain why you did not debook the associated proved undeveloped reserves at year-end 2007.

Response:

The Company’s Ranger zone waterflood project began in 2006 and is similar to the Upper Terminal zone using small 7 spot patterns in single zone development.  Development was planned for the entire area, but began on the eastern edge of the unit where reservoir quality is less than average.

[redacted]

*  *  *  *  *

Confidential Treatment is requested by Warren Resources, Inc. pursuant to 17 C.F.R. 200.83

FOIA Confidential Treatment Requested

Further Request for Confidential Treatment

By copy of this letter, the Company is requesting that the Freedom of Information Act officer accord the supporting information furnished pursuant to this letter confidential treatment under the Commission’s rules.

If any person (including any government employee who is not a member of the Commission Staff) should request an opportunity to inspect or copy such documentation and information, the Company respectfully requests that (i) you promptly notify the company’s General Counsel of such request by writing to the General Counsel at the address noted above or by facsimile at (212) 697-9466, or by calling (212) 697-9660; (ii) you furnish the General Counsel with a copy of all written material pertaining to such request (including but not limited to the request itself and any determination by the Commission Staff with respect to such request); and (iii) you give the General Counsel sufficient advance notice of any intended release so that the Company may, if it deems it necessary or appropriate, pursue any available remedies. If the Commission is not satisfied that the redacted information in this letter is exempt from disclosure, the Company requests an opportunity to be heard on its claim of exemption.

The foregoing request also applies to any reports, summaries, analyses, letters, or memoranda arising out of, in anticipation of or in connection with the Commission’s examination or inspection and memoranda, notes, transcripts or writings of any kind which are made by or at the direction of an employee of the Commission (or any other governmental agency authorized to do so) and which incorporate, include or relate to any of the matters (1) contained in the identified information or any materials furnished by the Company to the Commission (or any other governmental agency) or (2) referred to in any conference, meeting, or telephone conversation between (a) counsel or representatives of the Company and (b) employees of the Commission (or any other governmental agency).

General Information

We have endeavored to provide you with everything requested. If you have any questions with respect to the foregoing, please contact Roy Williamson of Williamson Petroleum Consultants, Inc., the Company’s independent petroleum engineers, with respect to the Engineering Comments at (432) 685-6100, or Alan Talesnick, Esq. of Patton Boggs LLP at (303) 894-6378 or the undersigned at (212) 697-9660.

Thank you for your attention to this filing.  We look forward to hearing from you.

Very truly yours,

/s/ David E. Fleming

David E. Fleming
Senior Vice President and General Counsel

cc:	Office of Freedom of Information and Privacy Operations
Mr. H. Roger Schwall, Securities and Exchange Commission
Mr. Douglas Brown, Securities and Exchange Commission
Mr. Alan Talesnick, Patton Boggs, LLP

Confidential Treatment is requested by Warren Resources, Inc. pursuant to 17 C.F.R. 200.83

FOIA Confidential Treatment Requested

Mr. Roy Williamson, Williamson Petroleum Consultants, Inc.

Mr. Kevin Schroeder, Grant Thornton, LLP

Mr. Norman F. Swanton, Warren Resources, Inc.